      As filed with the Securities and Exchange Commission on June 10, 1999
                                                       Registration No. 33-38459
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  -------------

                          THE SPORTS CLUB COMPANY, INC.

             (Exact name of registrant as specified in its charter)

                DELAWARE                               95-4479735
     (State or other jurisdiction of      (I.R.S. employer identification no.)
     incorporation or organization)

                       11100 SANTA MONICA BLVD., SUITE 300
                          LOS ANGELES, CALIFORNIA 90025
                                  310-479-5200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               TIMOTHY M. O'BRIEN
                             CHIEF FINANCIAL OFFICER
                          THE SPORTS CLUB COMPANY, INC.
                       11100 SANTA MONICA BLVD., SUITE 300
                          LOS ANGELES, CALIFORNIA 90025
                                  310-479-5200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                            JOSEPH P. BARTLETT, ESQ.
                      KINSELLA BOESCH FUJIKAWA & TOWLE, LLP
                       1901 AVENUE OF THE STARS, 7TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-2032

              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
                                  THE PUBLIC:
                  From time to time after the effectiveness of
                          this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================

                                            Amount to      Proposed Maximum       Proposed Maximum      Amount of
         Title of each class of                 be          Offering Price       Aggregate Offering    Registration
       Securities to be registered          registered         Per Share                Price             Fee(1)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $ .01 par value per share     2,395,621           $8.5625                $8.5625          $6,215.91
====================================================================================================================

(1)     Previously paid.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


================================================================================

PROSPECTUS                      2,395,621 SHARES
----------
                          THE SPORTS CLUB COMPANY, INC.


                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)


        This prospectus is part of a registration statement that covers 2,395,621 shares (the "Shares") of our common stock. The Shares may be offered and sold from time to time by certain of our stockholders (the "selling stockholders"). We will not receive any of the proceeds from the sale of the Shares. We will bear the costs relating to the registration of the Shares, which we estimate to be $22,215.91.

        The Shares are traded on the American Stock Exchange under the symbol SCY. The closing price of the Shares as reported on the American Stock Exchange on June 8, 1999 was $4.50 per Share. The Shares may be offered by or for the account of the selling stockholders, from time to time, on the American Stock Exchange or on any stock exchange on which the Shares may be listed at the time of sale, in negotiated or at-market transactions (including block transactions), or through a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale or related to such prevailing market prices, or at negotiated prices.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        THE COMMON STOCK OFFERED HEREBY IS SUBJECT TO CERTAIN MATERIAL RISKS. SEE "RISK FACTORS" AT PAGES 5 THROUGH 9 OF THIS PROSPECTUS.

                     The date of this Prospectus is June __,
1999.

                                TABLE OF CONTENTS

Forward Looking Statements....................................................2
The Company...................................................................3
Risk Factors..................................................................4
Use of Proceeds...............................................................9
Selling Stockholders.........................................................11
Plan of Distribution.........................................................12
Where You Can Find More Information..........................................13
Experts......................................................................13
Legal Matters................................................................13
Miscellaneous................................................................13

                           FORWARD LOOKING STATEMENTS

Throughout this Prospectus and the documents incorporated by reference herein we make "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Act of 1934. Forward-looking statements include the words "may," "will," "estimate," "continue," "believe," "expect" or "anticipate" and other similar words. The forward-looking statements contained in this Prospectus are generally located in the material set forth under the heading "Risk Factors," but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, such plans or objectives may not be achieved. Actual results may differ from projected results due to unforseen developments including developments relating to the following:

        - the availability and adequacy of our cash flow and financing facilities for our requirements;

        - our ability to attract and retain members, which depends on competition, market acceptance of new and existing sports and fitness clubs and services, demand for sports and fitness club services generally and competitive pricing trends in the health and fitness market,

        - our ability to successfully develop new sports and fitness clubs,

        - disputes or other problems arising with our development partners or landlords,

        - changes in economic, competitive, demographic and other conditions in the geographic areas in which we operate, including business interruptions resulting from earthquakes or other causes,

        -       competition,

        -       changes in personnel or compensation, and

        - changes in statutes and regulations or legal proceedings and rulings.

        We will not update forward-looking statements even though our situation will change in the future.

                                   THE COMPANY

        We currently operate twelve high-end sports and fitness clubs ("Clubs"), under the "The Sports Club" and "Spectrum Club" names, including The Sports Club/LA and Reebok Sports Club/NY. Our Clubs offer a wide range of fitness and recreation options and other amenities, and are marketed to affluent, health conscious individuals who desire a service oriented state-of-the-art club. We believe that there is opportunity for continued revenue and profit growth at our existing Clubs and through the development of new Clubs.

        Our Clubs are conveniently located in spacious, modern facilities that typically include fitness centers, swimming pools and basketball courts. Our premier Clubs, The Sports Clubs, are designed as "urban country clubs," offering a full range of services including private trainers, registered nutritionists, exercise classes, and various other amenities including physical therapy, spas, salons, activewear boutiques, restaurants, cafes, sports bars, childcare, laundry/dry cleaning services, valet parking and executive locker rooms. The Sports Club facilities range in size from 90,000 to 140,000 square feet. We have four Sports Clubs located in Los Angeles and Irvine, California, New York, New York and Las Vegas, Nevada. The Spectrum Clubs are typically housed in 25,000 to 65,000 square foot facilities and offer many of the amenities listed above. We have eight Spectrum Clubs that are all located in Southern California. Initiation fees and monthly membership dues at The Sports Clubs are higher than those at Spectrum Clubs, and initiation fees and monthly membership dues at all Clubs are higher than those charged by most other sports and fitness clubs, which we believe do not provide comparable services. Income from ancillary services and products, including private training, food and beverages and sports boutiques, also contribute a significant portion of our revenues. Our subsidiary, The SportsMed Company, Inc. ("SportsMed"), operates physical therapy facilities in some Clubs.

        Our strategy is to expand The Sports Club franchise in major metropolitan markets and to increase revenues and profitability at existing Clubs, through regular increases in monthly membership dues and expanded ancillary services and products. There are currently six Sports Clubs under development in New York City (in Rockefeller Center and in the upper east side), Washington, D.C., San Francisco, Boston and Houston. We expect to open these Clubs from late 1999 through 2001. We are currently developing three Spectrum Clubs in Southern California. We will continue to investigate other sites for new Club developments.

        According to the International Health, Racquet & Sportsclub Association ("IHRSA"), the industry's leading trade organization, 20.8 million Americans were members of more than 13,000 sports and fitness clubs in 1998. Revenues generated by the United States sports and fitness club industry increased at a compound annual rate of 8.6% from $5.5 billion in 1991 to $9.0 billion in 1997. The industry has benefited from the general public's increasing awareness of the importance of physical exercise. We target members age 35 and older who, according to IHRSA, represent 47% of all memberships and are the fastest growing segment of the industry.

                                  RISK FACTORS

        Prospective investors should consider, among other things, the following factors in connection with a decision to purchase the Shares.

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

        We have a significant amount of indebtedness including 11 3/8% Senior Secured Notes due 2006 (the "Notes") in the aggregate principal amount of $100 million issued pursuant to an indenture (the "Indenture") dated March 29, 1999, by and between the Company, certain of its subsidiaries (as guarantors) and U.S. Bank Trust National Association. We have a credit facility under which there is outstanding a letter of credit in the amount of $4 million and outstanding borrowings of $3.9 million. We also have outstanding equipment financing aggregating $6.4 million and a non interest bearing note payable in the amount of $2.6 million.

        Our substantial indebtedness could have important consequences to you. For example, it could:

        - make it more difficult for us to satisfy out indebtedness and our obligations.

        - increase our vulnerability to adverse economic and industry conditions,

        - limit our ability to fund future working capital, capital expenditures and other general corporate requirements,

        - limit our flexibility in planning for, or reacting to, changes in our business and industry,

        - place us at a competitive disadvantage compared to our competitors that have less debt,

        -       limit our ability to borrow additional funds, and

        - result in an event of default if we fail to comply with the financial and other restrictive covenants in the Indenture and our credit facility.

We may be able to incur substantial additional indebtedness in the future. The Indenture permits borrowings of up to $20.0 million under our bank credit facility or any replacement thereof. In addition, the Indenture allows us to borrow up to $10.0 million through equipment financing. If new debt is added to our current debt levels, the related risks that we now face will increase.

ABILITY TO SERVICE DEBT -- TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

        Our ability to fund operations, to make payments on or refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on acceptable terms or at all.

RESTRICTIONS IMPOSED BY INDEBTEDNESS -- WE MAY BE PROHIBITED FROM ENGAGING IN CERTAIN TRANSACTIONS.

        Our credit facility requires us to maintain specified financial ratios, including interest coverage and total leverage ratios. In addition, the Indenture and our credit facility restrict, among other things, our ability to incur additional indebtedness and our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures and engage in certain transactions with subsidiaries or affiliates. A failure to comply with the restrictions contained in the Indenture or our credit facility could lead to an event of default under both the Indenture and our credit facility which could result in an acceleration of substantially all of our indebtedness.

MEMBERSHIP -- OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO ATTRACT AND RETAIN MEMBERS.

        Our success is dependent on our ability to attract members to our new Clubs and maintain membership levels at our existing Clubs. We may not be successful in these efforts, and membership levels at one or more of our Clubs may decline. There are numerous factors that could lead to a decline in membership levels or that could prevent us from increasing membership at our Clubs. These factors include:

        -       the public image of our Clubs,

        -       our ability to deliver quality service at a competitive cost,

        - the presence of direct and indirect competition in the areas in which our Clubs are located,

        - the public's interest in sports and fitness clubs in general, and

        -       general economic conditions.

        In addition, from time to time we may close a Club and attempt to move its members to a different Club or may have to temporarily relocate members if a Club is closed for remodeling or due to fire, earthquake or other casualty. In such cases, our inability to successfully transfer and retain members could lead to an overall membership decline. Competitive and other conditions in the markets in which we operate may also limit our ability to maintain or increase membership fees without a material loss in membership. As a result of these factors, membership levels may not be adequate to maintain or permit the maintenance or expansion of our operations.

NEW CLUBS -- THE SUCCESSFUL DEVELOPMENT OR ACQUISITION OF CLUBS IS DEPENDENT ON OUR ABILITY TO LOCATE SUITABLE SITES, MEET CONSTRUCTION SCHEDULES AND BUDGETS, NEGOTIATE SATISFACTORY LEASES, OBTAIN ADDITIONAL FINANCING AND RETAIN EXISTING MEMBERS OF ACQUIRED CLUBS.

        Our strategy is to develop premier Clubs to respond to the public's demand for a wide variety of sports, fitness and social activities. However, the successful development of Clubs will depend on various factors, including:

        - our ability to attract members to newly developed Clubs, which will depend upon how receptive potential members are to our policies, including our membership fees, and

        - our ability to successfully negotiate satisfactory leases and other contracts and to meet construction schedules and budgets.

        To the extent that we develop or acquire additional Clubs, our success will also depend on the following factors:

        -       our ability to obtain additional financing,

        - our ability to locate suitable sites for acquisition or development, and

        -       our ability to retain existing members at acquired Clubs.

        We may not be able to develop or otherwise acquire any particular Club, or be able to expand into areas which we have targeted. Additionally, recently opened Clubs generally operate at a loss or at only a slight profit as a result of fixed expenses which, together with variable operating expenses, approximate or exceed membership fees and other revenues.

DEPENDENCE UPON LIMITED GEOGRAPHIC AREA -- OUR OPERATING RESULTS ARE VULNERABLE TO ADVERSE CONDITIONS AFFECTING SOUTHERN CALIFORNIA AND NEW YORK CITY.

        All currently operating Clubs, other than The Sports Club/Las Vegas, are located in Southern California and New York, and we are currently developing two additional Sports Clubs in New York. Thus, our operating results are vulnerable to natural disasters or other casualties and to negative economic, competitive, demographic and other conditions affecting these areas. We believe that our insurance coverage is in accordance with industry standards. However, insurance proceeds may not adequately compensate for all economic consequences of any loss. Should a loss occur, we could lose both our invested capital and anticipated profits from affected Clubs.

COMPETITION -- THE SPORTS AND FITNESS INDUSTRY IS HIGHLY COMPETITIVE.

        The sports and fitness industry is highly competitive. Some of our competitors are significantly larger and have greater financial and operating resources than us. In addition, a number of individual and regional operators compete with us in our existing and targeted markets. We also compete with recreational facilities established by governments and businesses, the YMCA and YWCA, country clubs and weight-reducing salons. It is possible that additional sports and fitness competitors will emerge in the future, some of which may be larger and have greater financial and operating resources than we do. Such competition may have a material adverse effect on us. We may be unable to maintain our membership fees or membership levels in areas where another sports and fitness club offers competitive facilities and services at a lower cost to members.

PARTNERSHIPS -- OUR RELATIONSHIPS WITH OUR PARTNERS MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS.

        We own interests in the Spectrum Club - Manhattan Beach and Reebok Sports Club/NY in partnership with other investors, and we may enter into similar partnership or joint venture arrangements in the future. Partnership relationships present certain risks, including the following:

        - such partners may have economic or other business interests or objectives that are inconsistent with our interests or objectives, and may be in a position to take actions contrary to our interests and objectives,

        - such partners may have the right, under certain circumstances, to assert control over the day-to-day operations of the partnership's business, and

        -       we may agree with our partners to restrict our other operations.

        -       such partners might become bankrupt,

        Leases for our leased Clubs generally contain certain provisions similar to partnership and joint venture agreements and may also present the risks described above.

RELATIONSHIP WITH MILLENNIUM -- MILLENNIUM'S ECONOMIC INTEREST MAY CONFLICT WITH OUR INTERESTS AND OBJECTIVES.

        Millennium Partners LLC (collectively with its affiliates "Millennium") is our largest shareholder, and currently owns approximately 27% of our outstanding Common Stock. In addition, we have entered into numerous development and other transactions with Millennium. Through its rights under various agreements with us, Millennium may have the ability to advance its economic or business interests and objectives in conflict with our interests and objectives or cause delays which would not be in our best interest.

MANAGEMENT -- OUR SUCCESS IS DEPENDENT ON THE RETENTION OF OUR EXISTING EXECUTIVE OFFICERS AND OUR ABILITY TO ATTRACT ADDITIONAL EXPERIENCED MANAGEMENT.

        We are dependent upon the efforts and skills of our executive officers, who have substantial experience in the sports and fitness club industry. The loss of one or more of such officers could have a material adverse impact on us. In addition, the development and expansion of our business will require additional experienced management and operations personnel. We may not be able to attract and retain qualified employees.

LABOR COSTS -- AN INCREASE IN LABOR COSTS COULD REDUCE OUR INCOME FROM
OPERATIONS.

        We are dependent upon the available labor pool of unskilled and semi-skilled employees. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Numerous proposals have been made on state and federal levels to increase minimum wages. A shortage in the labor pool or other general inflationary pressures or changes in applicable laws and regulations could increase labor costs, which could have a material adverse effect on our income from operations.

ENVIRONMENTAL RISKS -- WE COULD HAVE LIABILITY FOR ENVIRONMENTAL CONTAMINATION DISCOVERED ON OUR PROPERTIES.

        Under various federal, state and local laws, an owner or operator of real estate may be liable for cleanup and other costs and damages resulting from past or present spills or other releases of hazardous or toxic substances on or from a property. Liability under these laws may be imposed without regard to whether the owner knew of, or was responsible for, the presence of such substances on its property, and, in some cases, may not be limited to the value of the property. The presence of contamination, or the failure to properly clean it up, also may adversely affect our ability to sell, lease or operate our property or to borrow using our property as collateral. We have reviewed preliminary environmental liabilities. Such assessments generally consist of an investigation of environmental conditions at the subject property (not including soil or groundwater analysis), as well as a review of government and other records and information pertaining to the subject site and sites in the surrounding area. We are not currently aware of any environmental conditions on our properties that would be material to us; however, at one of our properties, an environmental assessment conducted by a third party has recommended further investigation. Although there can be no assurance, based on past remedial activities at this property, and including a closure letter from the local agency for the remediation, we do not believe that we will incur any material liability to clean up contamination on this property.

REGULATIONS -- CHANGES IN GOVERNMENTAL RULES AND REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

        Our operations and business practices are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the Federal Trade Commission and state and local consumer protection agencies, and state statutes apply to our advertising, sales and other trade practices, including the sale of memberships and the financing and collection of membership fees. In addition, the provision of rehabilitative and physical therapy services and payments for such services are subject to government regulation. We are not aware of any proposed material changes in any such statutes, rules or regulations, but any such changes could have a material adverse effect on us.

CHANGE OF CONTROL OFFER -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

        Upon certain change of control events, we will be required to offer to repurchase all outstanding Notes. It is possible that we will not have sufficient funds at the time of a change of control to make the required repurchase of Notes or that restrictions in our credit facility will not allow such repurchases.

YEAR 2000 COMPLIANCE -- YEAR 2000 FAILURES COULD HAVE A MATERIAL ADVERSE IMPACT ON US.

        We have completed an assessment of our systems and those of third parties which could materially and adversely affect our operations if such systems fail to function properly with respect to dates in 2000 and later. We believe we will be able to replace or modify all of our material systems which are not year 2000 compliant prior to the fourth quarter of 1999, and we do not anticipate that year 2000 problems with our systems will have a material effect on us. We believe that the only third parties whose year 2000 problems could have a material effect on us are financial institutions that process our EFT and credit card transactions. We believe that these institutions have completed or will complete, prior to year 2000, modifications to their systems to insure year 2000 compliance. However, the failure to correct a material year 2000 problem could interrupt our business and materially and adversely affect us. A contingency plan has not yet been developed for dealing with an interruption of a critical system. We plan to develop and implement such a plan by the fourth quarter of 1999. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third-party suppliers, we are unable to determine at this time whether year 2000 failures will have a material impact on us.

                                 USE OF PROCEEDS

        The Shares which may be sold under this Prospectus will be sold by the selling stockholders. We will not realize any proceeds from the sale of the Shares.

                              SELLING SHAREHOLDERS

        The following table sets forth as of April 30, 1999 (i) the name of each selling stockholder, (ii) the number of Shares and the percentage owned by each selling stockholder, (iii) the number of Shares offered for each selling stockholder's account, and (iv) the number of Shares and the percentage owned by each selling stockholder after completion of the offering, assuming that all Shares offered pursuant to this Prospectus are sold. The Shares to be sold by Green Valley Investment Company, Inc. were issued by the Company in connection with the Company's acquisition of the Green Valley Athletic Club. The Shares to be sold by Millennium were issued by the Company in exchange for Millennium's interest in the Reebok-Sports Club/NY, and $5 million in cash. Apart from such transactions and the transactions listed below, neither of the selling stockholders has held any position or office, or had any other material relationship with the Company, within the last three years.



                              Number and                                           Number and
                              Percentage                                          Percentage of
                               of Shares             Number of Shares             Shares Owned
Selling                       Owned Prior           Offered for Selling            After Giving
Stockholder                   to Offering          Stockholder's Account       Effect to Offering
-----------                   -----------          ---------------------       ------------------
Millennium(1)              4,846,713(26.85%)             2,105,263              2,741,450(15.18%)

Green Valley
Investment
Company, Inc.               290,358 (1.61%)               290,358                       0


----------

(1)     The Millennium shares are held by the following affiliates:

        1.      Millennium Partners LLC owns 2,253,863 shares

        2.      Millennium Development Partners L.P. owns 970,400 shares

        3.      MDP Ventures I LLC owns 80,600 shares

        4.      MDP Ventures II LLC owns 916,850 shares

        5.      Millennium Entertainment Partners L.P. owns 625,000 shares


        Millennium is a partner in the Reebok-Sports Club/NY partnership as well as the landlord of the building in which Reebok Sports Club/NY is located. The partnership pays rent to Millennium in the amount of $2.0 million per year, and the partnership agreement provides for a first priority annual distribution to Millennium of $3.0 million.

        In June 1997, we issued to Millennium 2,105,263 shares of our Common Stock in exchange for $10.0 million, consisting of $5.0 million in cash and certain interests of Millennium in the Reebok-Sports Club/NY partnership, including a 9.9% interest in the partnership and a $2.5 million promissory note issued by the partnership. We also granted to Millennium certain registration and preemptive rights regarding its shares. In addition, for so long as Millennium maintains at least a 12% interest in our equity securities, we and certain of our stockholders have agreed to cause a nominee of Millennium to be appointed or elected to the Board of Directors. Pursuant to this agreement Brian J. Collins, an officer of Millennium, is currently serving as a member of our Board of Directors.

        In December 1997, we sold 625,000 shares of Common Stock to Millennium for $5.0 million, which we used to fund the cash portion of the acquisition of four Spectrum Clubs. In addition, Millennium acquired properties underlying two of the Clubs for $10.0 million and until April 29, 1999, leased these properties to us under a financing lease agreement. The lease provided for an annual rent of $1.0 million. On April 29, 1999 we purchased the leased property for $10.4 million, which was equal to $10.0 million plus all costs incurred by Millennium in connection with the acquisition of such property, plus a 12% compound return on its total investment. Concurrently with the acquisition of one of these properties, we sold the property to an unaffiliated third party. (The Club operated on this property was closed in March, 1999.)

        In June 1998, we acquired land from an unaffiliated third party in Houston, Texas, for approximately $3.1 million, on which we intend to build a Sports Club. Millennium agreed that, if we could not obtain satisfactory financing for this development, Millennium would acquire the land and negotiate with us to develop a Sports Club on the site. We were able to acquire the land without assistance from Millennium, and this Agreement has expired.

        We have entered into leases with Millennium relating to Sports Clubs to be developed in San Francisco and Washington D.C. and we are negotiating the terms of a lease for a Sports Club in Boston. The leases for the San Francisco and Washington D.C. developments provide for base rental payments of $3.0 million per year, for a term of 20 years, and for three 14-year renewal options. In addition, once we have received an amount equal to a management fee equal to 6% of all revenues, an amount equal to our investment in the Club, an 11% annual return on our investment in the Club and an additional distribution sufficient to reduce our average base rental payment for each Club to $2.75 million per year, Millennium is entitled to receive 20% of all additional cash flows from each Club as additional rent. The lease for the Boston development is expected to contain similar terms, except that the base rental payment is expected to be $2.75 million per year. We expect each of the Clubs to be approximately 100,000 square feet.

                              PLAN OF DISTRIBUTION

        We are registering the Shares covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests. We will pay the costs and fees of registering the Shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the Shares.

        The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholders may sell some or all of their Shares through:

        - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

        - purchases by a broker-dealer, as principal, and resale by the broker- dealer for its account; or

        - ordinary brokerage transactions and transactions in which a broker solicits purchasers.


        When selling the Shares, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

        - enter into transactions involving short sales of the Shares by broker-dealers;

        - sell Shares short themselves and redeliver such shares to close out their short positions;

        - enter into option or other types of transactions that require the selling stockholder to deliver Shares to a broker-dealer, who will then resell or transfer the Shares under this prospectus; or

        - loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

        The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of the
Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

        In addition to selling their Shares under this prospectus, the selling stockholders may:

        - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the Shares, including liabilities arising under the 1933 Act;

        - transfer their Shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

        - sell their Shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

        We have advised the selling stockholders that anti-manipulative rules contained in Regulation M promulgated under the Exchange Act may apply to their sales in the market. We have furnished the selling stockholders with copies of these rules, and have informed the selling stockholders of the need for them to deliver copies of this Prospectus in connection with their resales of the Shares.

        Upon the being notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a cross or block trade, we will file a supplemental prospectus under Rule 424(c) under the Securities Act, setting forth

        -       the name of the participating broker-dealer(s),

        - the number of shares involved, the price at which such Shares were sold by the selling stockholder,

        - the commissions paid or discounts or concessions allowed by the selling stockholder to such broker-dealer(s), and

        - where applicable, that such broker-dealer(s), did not conduct any investigation to verify the information set out in this Prospectus.

        There can be no assurance that the selling stockholders will sell all or any of the Shares offered hereunder.


                       WHERE YOU CAN FIND MORE INFORMATION

- Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the following regional offices of the SEC: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

- American Stock Exchange. The Shares are traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange.

- Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

         We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

        (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

        (c) Our Current Reports on Form 8-K filed on April 14, 1999, March 15, 1999 and June 9, 1999.

        (d) The description of the Shares contained in our Registration Statement on Form 8-A, declared effective by the Commission on October 13, 1994.

You may request free copies of these filings by writing or telephoning us at the following address:

        Investor Relations Department
        The Sports Club Company, Inc.
        11100 Santa Monica Boulevard, Suite 300
        Los Angeles, California 90025
        (310) 479-5200

                                     EXPERTS

        Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

        The validity of the Shares has been passed upon for us by Kinsella, Boesch, Fujikawa & Towle, LLP, 1901 Avenue of the Stars, 7th Floor, Los Angeles, California.

                                  MISCELLANEOUS

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

        The Shares are not being offered in any jurisdiction where the offer is not permitted.

        You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The estimated expenses set forth below will be borne as indicated below:

-------------------------------------------------------------------------

Item                                          Amount             Borne by

-------------------------------------------------------------------------
Registration Fee                            $  6,215.91          Company

Legal Fees and Expenses                       10,000.00          Company

Accounting Fees and
Expenses                                       4,000.00          Company

Miscellaneous Expenses                         2,000.00          Company

Total                                       $ 22,215.91
                                            ===========

------------------------------------------------------------------------------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The registrant's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to the registrant for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the registrant or its shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the registrant or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the registrant or its shareholders, or that show a reckless disregard for duty to the registrant or its shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the registrant or its shareholders, or (iii) based on transactions between the registrant and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

        The registrant's Bylaws authorize the registrant to indemnify its directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and the registrant has entered into indemnification agreements with its directors providing such indemnity. The indemnification agreements will constitute binding agreements between the registrant and each of the other parties thereto, and thus prevent the registrant from modifying its indemnification policy in a way that is adverse to any person who is a party to an indemnification agreement.


ITEM 16. EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
4.1     Specimen Common Stock Certificate - Incorporated by reference to the registrant's registration statement on Form S-1, declared effective on
        October 13, 1994 (SEC File No. 33-79552).

4.2     Rights Agreement by and between the Registrant and American Stock
        Transfer & Trust dated as of October 6, 1998 (Incorporated by reference to the Registrant's Form 8-K, filed with the Securities and Exchange
        Commission on October 6, 1998 - SEC file No. 1-3290).

4.3     First Amendment to Rights Agreement by and Between the Registrant and
        American Stock Transfer & Trust dated as of February 18, 1999
        (Incorporated by reference to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on March 15, 1999 - SEC file No.
        1-3290).

5.1     Opinion of Kinsella, Boesch, Fujikawa & Towle, LLP.

23.1    Consent from KPMG LLP.

24.1    Power of Attorney.

ITEM 17. UNDERTAKINGS

        1.      The undersigned registrant hereby undertakes:

                (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

                (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, State of California, on June 9, 1999.

                          THE SPORTS CLUB COMPANY, INC.


                                        By: *
                                           -------------------------------------
                                           D. Michael Talla
                                           Chairman of the Board
                                           Chief Executive Officer
                                           (Duly Authorized Representative)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                                Title                                          Date
----------                                -----                                          ----

*                                        Chairman of the Board                          June 9, 1999
---------------------------------        Chief Executive
D. Michael Talla                         (Principal Executive Officer)


*                                        President, Chief Operating Officer and         June 9, 1999
---------------------------------        a Director
John M. Gibbons

*                                        Executive Vice President                       June 9, 1999
---------------------------------        and a Director
Nanette Pattee Francini

*                                        Chief Financial Officer                        June 9, 1999
---------------------------------        (Principal Financial and Accounting
Timothy M. O'Brien                       Officer)

*                                        Vice Chairman of the Board                     June 9, 1999
---------------------------------
Rex A. Licklider

*                                        Director                                       June 9, 1999
---------------------------------
Andrew L. Turner

*                                        Director                                       June 9, 1999
---------------------------------
Dennison Veru

*                                        Director                                       June 9, 1999
---------------------------------
Brian J. Collins

* By: /s/   Timothy M. O'Brien                                                           June 9, 1999
     ----------------------------
         Attorney-in-Fact

                                INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
4.1     Specimen Common Stock Certificate - Incorporated by reference to the registrant's registration statement on Form S-1, declared effective on
        October 13, 1994 (SEC File No. 33-79552).*

5.1     Opinion of Kinsella, Boesch, Fujikawa & Towle, LLP.*

23.1    Consent from KPMG LLP.

24.1    Power of Attorney*



* Previously filed.